GOODMAN
& ASSOCIATES LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

45 St. Clair Ave. West, Suite 200
Toronto, Ontario M4V 1K6
www.goodmancpa.ca
t (416) 967-3444
f (416) 967-3945
e info@goodmancpa.ca

September 28, 2023

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Government of Northwest Territories Office of the Superintendent of Securities Government of Nunavut
Superintendent of Securities
Authorite des marches financiers
Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

We have read the statements made by Electrovaya Inc. in the attached copy of change of auditor notice dated September 28, 2023, which we understand will be filed pursuant to Section 4.11 of National instrument 51-102.

We agree with the statements concerning Goodman & Associates LLP in the change of auditor notice dated September 28, 2023.

Yours very truly,

Goodman & Associates LLP

Goodman & Associates LLP

Chartered Professional Accountants